TABLE OF CONTENTS

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

RAINBOW RENTALS, INC.

(Name of Issuer)

COMMON

(Title of Class of Securities)

750857 10 4

(CUSIP Number)

Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No. <u>750857 10 4</u>

(1)	Name of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Person WAYLAND J. RUSSELL		

(2)	Check the Appropriate Box if a Member of a Group Not applicable.	(a) [ ] (b) [ ]

(3)	**SEC USE ONLY**

(4)	Citizenship or Place of Organization United States of America

		(5)	Sole Voting Power 2,536,675
Number of Shares Beneficially Owned by Each Reporting Person With		(6)	Shared Voting Power 0
		(7)	Sole Dispositive Power 2,536,675
		(8)	Shared Dispositive Power 0

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person 2,536,675	

(10)	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares	[ ]

(11)	Percent of Class Represented by Amount in Row (9) 42.8%

(12)	Type of Reporting Person IN

Item 1. (a) Issuer: RAINBOW RENTALS, INC.
 (b) Principal executive office: 3711 Starr Centre Drive
  Canfield, Ohio 44406

Item 2. (a) Person filing: Wayland J. Russell
 (b) Principal business office: 3711 Starr Centre Drive
  Canfield, Ohio 44406

 (c) Citizenship: United States of America
 (d) Class: Common Stock
 (e) CUSIP: 750857 10 4

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a: NOT APPLICABLE.

 (a) Broker or Dealer: _____

 (b) Bank: _____

 (c) Insurance Company: _____

 (d) Investment Company: _____

 (e) Investment Adviser: _____

 (f) Employee Benefit Plan, Pension Fund or
  Endowment Fund: _____

 (g) Parent Holding Company: _____

 (h) Group: _____

Item 4. Ownership.

 (a) Amount beneficially owned as of October 12, 2001:

  2,536,675 Common Shares

 (b) Percent of class: 42.8%

 (c) (i) Sole power to vote or direct vote: 2,536,675

  (ii) Shared power to vote or direct vote: 0

| (iii) | Sole power to dispose or direct disposition: | 2,536,675 |
| (iv) | Shared power to dispose or direct disposition: | -0- |

Item 5. Ownership of Five Percent or Less of a Class: NOT APPLICABLE

Item 6. Ownership of More than Five Percent on Behalf of Another Person:

   NOT APPLICABLE

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

   NOT APPLICABLE

Item 8. Identification and Classification of Members of the Group: NOT APPLICABLE

Item 9. Notice of Dissolution of Group: NOT APPLICABLE

Item 10. Certification

    By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ October 15, 2001

Date

/s/ Wayland J. Russell

WAYLAND J. RUSSELL

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